

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2023

Serena Shie
Chief Executive Officer
A SPAC II Acquisition Corp.
289 Beach Road #03-01
Singapore 199552

      **Re: A SPAC II Acquisition Corp.**
          **Form 10-K for the Fiscal Year ended December 31, 2022**
          **Filed March 13, 2023**
          **File No. 001-41372**

Dear Serena Shie:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation